SCMP GROUP

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82-3327

BY REGISTERED POST

25 March 2003

Exemption No. 33-51010



03050974

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcements on (i) Final Results for the Year Ended 31 December 2002; and (ii) Notice of Annual General Meeting of the Company.

The Annual Report 2002 will be available in late April and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited



Vera Leung
Legal Counsel & Company Secretary



Enclosures

VL/vc

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

25 March 2003 South China Morning Post Business B4

Final results for the year ended 31 December 2002

FINAL RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its group of companies (the "Group") for the year ended 31 December 2002 as follows:

CONSOLIDATED PROFIT & LOSS ACCOUNT

Year ended 31 December 2002

	Notes	Year ended 31 December 2002 HK$'000	(Restated) (note 1) 18-month period ended 31 December 2001 HK$'000
TURNOVER	2	1,364,925	2,745,083
Other revenue	3	8,739	44,328
Staff costs	1(b)(iii)	(417,177)	(721,693)
Cost of production materials/sales		(427,582)	(749,182)
Rental and utilities		(97,973)	(209,798)
Depreciation and amortisation		(78,996)	(130,458)
Advertising and promotion		(31,465)	(48,467)
Other operating expenses		(133,979)	(226,859)
		(1,178,433)	(2,042,129)
Gain on disposal of long-term investment shares		–	51,928
Gain on disposal of businesses		25,136	–
Deficit on revaluation of investment properties		(75,061)	(40,678)
Provision for asset impairment	4	–	(95,933)
		(49,925)	(84,683)
PROFIT FROM OPERATING ACTIVITIES		136,567	618,271
Finance costs		(1,097)	(1,020)
OPERATING PROFIT		135,470	617,251
Share of profits less losses of associates		4,952	10,200
Share of loss of a jointly controlled entity		(5,624)	(15,857)
PROFIT BEFORE TAX		134,798	611,594
Tax	5	(28,884)	(118,363)
PROFIT AFTER TAX		105,914	493,231
Minority interests		(3,367)	(7,017)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	1(b)(iii)	102,547	486,214
DIVIDEND DISTRIBUTIONS	8	124,876	572,367
EARNINGS PER SHARE	6		
Basic		6.02 cents	28.04 cents
Diluted		N/A	28.04 cents

CONSOLIDATED BALANCE SHEET

As at 31 December 2002

	Notes	31 December 2002 HK$'000	(Restated) (note 1) 31 December 2001 HK$'000
NON-CURRENT ASSETS			
Intangible assets		14,130	–
Fixed assets		1,507,475	1,621,494
Defined benefit plan's assets	1(a)	37,858	42,355
Interests in associates		41,875	45,900
Interest in a jointly controlled entity		9,375	11,213
Long-term investment shares		128,523	151,486
		1,739,236	1,872,448
CURRENT ASSETS			
Inventories		43,172	56,981
Accounts receivable		155,326	158,238
Prepayments, deposits and other receivables		49,146	60,080
Bank balances and deposits		138,992	283,675
		386,636	558,974
CURRENT LIABILITIES			
Accounts payable and accrued liabilities		169,533	167,594
Tax payable		1,360	8,996
Subscriptions in advance		16,285	12,875
		187,178	189,465
NET CURRENT ASSETS		199,458	369,509
TOTAL ASSETS LESS CURRENT LIABILITIES		1,938,694	2,241,957
NON-CURRENT LIABILITIES			
Minority interests		8,679	10,676
Interest-bearing bank loans, unsecured		310,000	–
Deferred tax		82,770	81,206
		401,449	91,882
	1(b)(ii)	1,537,245	2,150,075
CAPITAL AND RESERVES			
Issued capital		156,095	173,438
Reserves	7	1,318,712	1,976,637
Proposed final dividend distribution	7	62,438	–
		1,381,150	1,976,637
		1,537,245	2,150,075

NOTES TO THE ACCOUNTS

1. **Restatement of the Group's Consolidated Balance Sheet and Profit and Loss Account for 18-month period ended 31 December 2001**

Due to the adoption of a new Statement of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants in the current reporting period, certain figures have been restated. The changes are set out below:

(a) ***Defined benefit plan's assets***

The Group's contributions to the defined benefit plan are made based on the periodic recommendations of independent qualified actuaries. Prior to the adoption of SSAP34, they were charged to the profit and loss account.

With effect from 1 January 2002, the Group has adopted SSAP34 "Employee Benefits" whereby pension costs are assessed using the projected unit credit method: the cost of providing pension is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plan.

The adoption of SSAP34 represents a change in accounting policy, which has retrospective effect and the changes are set out below.

There is a defined benefit plan's assets of HK$42,355,000 as at 31 December 2001 which resulted from the fair value of plan assets exceeding the present value of funded obligations.

Changes to the consolidated balance sheet are:

(i) Net assets were increased by HK$42,355,000.

(ii) Retained loss was decreased by HK$42,355,000.

Changes to the consolidated profit and loss account are:

(iii) Staff costs were decreased by HK$3,421,000 being the difference in defined benefit pension cost recognised in the 18-month period ended 31 December 2001 following the change of above accounting policy.

(iv) Profit attributable to shareholders was increased by HK$3,421,000.

(b) ***Summary of restatements to the Group's consolidated balance sheet and profit and loss account for the 18-month period ended 31 December 2001:***

(i) *Retained losses as at 31 December 2001*

	HK$'000
As previously reported	(1,132,233)
Less:	
Defined benefit plan's assets	42,355
As restated	(1,089,878)

(ii) *Net assets as at 31 December 2001*

	HK$'000
As previously reported	2,107,720
Defined benefit plan's assets	42,355
As restated	2,150,075

(iii) *Profit attributable to shareholders for the 18-month period ended 31 December 2001*

	Staff costs *HK$'000*	**Profit attributable to shareholders** *HK$'000*
As previously reported	725,114	482,793
Decreased in pension costs	(3,421)	3,421
As restated	721,693	486,214

2. **Segment information**

The Company acted as an investment holding company during the year. The principal activities of the Group during the year ended 31 December 2002 comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and on-line publications, retailing, video and film post-production, education and holding of properties for rental income purpose.

An analysis of the Group's turnover and contribution to operating profit for the year is as follows:

	Turnover		**Contribution to operating profit**	
	Year ended 31 December 2002 ***HK$'000***	18-month period ended 31 December 2001 *HK$'000*	**Year ended 31 December 2002** ***HK$'000***	(Restated) 18-month period ended 31 December 2001 *HK$'000*
Newspapers, magazines and other publications	**831,775**	1,722,925	**109,750**	535,894
Retailing	**418,641**	610,408	**(1,609)**	(1,272)
Investment properties *(note (a))*	**79,747**	116,856	**17,197**	62,081
Video and film post-production	**19,493**	47,803	**(3,761)**	4,250
Entertainment, recreation and education services *(note (b))*	**15,269**	247,091	**13,893**	16,298
Total	**1,364,925**	2,745,083	**135,470**	617,251

Notes:

(a) Included in operating profit is a receipt of HK$15.9 million from an investment which was written off in prior years and a provision of HK$75 million for deficit in revaluation of the investment properties as at 31 December 2002.

(b) The Group disposed of its recreation club and education businesses in December 2001 and March 2002, respectively, and suspended the production operation of the entertainment business in October 2001. Included in operating profit is a gain of HK$11.2 million from the sale of the education business.

3. Other revenue

	Year ended 31 December 2002 HK$'000	18-mont period ende 31 December 200 HK$'00
Dividend income from listed investments	2,462	4,44
Interest income	4,958	36,48
Others	1,319	3,39
Total	8,739	44,32

4. Provision for asset impairment

	Year ended 31 December 2002 HK$'000	18-mont period ende 31 December 200 HK$'00
Provision for impairment in value of long-term investment shares	–	92,40
Provision for impairment in leasehold land and buildings	–	3,53
	–	95,93

5. Tax

	Year ended 31 December 2002 HK$'000	18-mont period ende 31 December 200 HK$'00
Company and subsidiaries:		
Provision for the year/period	26,235	109,08
Deferred tax	1,664	5,71
	27,899	114,80
Associates:		
Hong Kong	–	
Elsewhere	985	3,56
	985	3,56
Tax charge for the year/period	28,884	118,36

Hong Kong profits tax has been calculated at 16% (2001: 16%) on the assessable profits generated during th year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries i which the Group operates.

6. Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders o HK$102,547,000 (2001: HK$486,214,000) and the weighted average of 1,704,448,053 (2001: 1,733,784,078 shares in issue during the year. As at 31 December 2002, there were 1,560,945,596 shares in issue, following th completion of the share repurchase offer in October 2002.

The diluted earnings per share for the year is not shown as there is no dilution effect. The diluted earnings pe share for the 18-month period ended 31 December 2001 is based on the profit attributable to shareholders o HK$486,214,000 and the weighted average of 1,733,784,078 shares in issue during the period plus 136,44 dilutive shares deemed to have been issued for no consideration in respect of share options outstanding durin the period.

7. Reserves and proposed final dividend distribution

Group	Share premium *HK$'000*	Contributed surplus *HK$'000*	Investment revaluation reserve *HK$'000*	Asset revaluation reserve *HK$'000*	Translation reserve *HK$'000*	*note 1(b)(i)* Retained profits/ (losses) *HK$'000*	Tota *HK$'00*
At 1 January 2002	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,132,233)	1,934,28
Effect of adopting SSAP 34 Defined benefit plan's assets	–	–	–	–	–	42,355	42,35
As restated	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,089,878)	1,976,63
Share premium reduction *(Note (a))*	(1,105,290)	–	–	–	–	1,105,290	
Repurchase of shares	(5,014)	(607,034)	–	–	–	–	(612,04
Change in fair values of long-term investment shares	–	–	(23,091)	–	–	–	(23,09
Revaluation reserve released on disposal	–	–	6	–	–	–	
Exchange differences on consolidation	–	–	–	–	(463)	–	(46
Profit for the year	–	–	–	–	–	102,547	102,54
2002 interim dividend distribution	–	(62,438)	–	–	–	–	(62,43
At 31 December 2002 *(Note (b))*	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,15

Notes:

(a) During the year, the share premium account was reduced by an amount of HK$1,105,290,000 to enabl the Company to eliminate the accumulated losses which resulted from the amortisation of intangibl assets and goodwill on acquisition following the adoption of certain new SSAPs.

(b) The proposed final dividend distribution of HK$62,438,000 for year ended 31 December 2002 is to b paid out of the Company's contributed surplus.

8. Dividends

	Year ended 31 December 2002 HK$'000	18-mont period ende 31 December 200 HK$'00
1st interim dividend distribution of HK4 cents per share (2001: HK15 cents)	62,438	260,17
2nd interim dividend distribution, Nil per share (2001: HK8 cents)	n/a	138,75
Special dividend, Nil per shæ (2001: HK10 cents)	–	173,43
Proposed final dividend distrbution of HK4 cents per share (2001:Nil)	62,438	
	124,876	572,36

MANAGEMENT'S DISCUSSION AND ANALYSIS

Principal Activities

The Company is an investment holding company. The principal activities of the Group during the year comprise the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and othe print and on-line publications. The Group was also involved in retailing, video and film post-production education and property investment through its subsidiaries.

Review of Operations

To facilitate better understanding of the Group's performance, the comparison presented below covered 12 month period ended 31 December 2002 and 2001.

- Total turnover: HK$1,364.9 million
- Net profit attributable to shareholders: HK$102.5 million
- Net profit before revaluation deficit: HK$177.5 million
- Earnings per share: HK6.02 cents
- Earnings per share before revaluation deficit: HK10.42 cents
- EBITDA: HK$256.7 million
- EBITDA margin: 18.8%

The Group's consolidated operating results for the year ended 31 December 2002 and 2001 were as follows:

	For the year ended	
(HK$ million, except per share amounts)	**2002**	(Restated 200
Turnover	**1,364.9**	1,693.
Staff costs	**(417.2)**	(477.
Cost of production materials/sales	**(427.6)**	(499.
Rental and utilities	**(98.0)**	(143.
Advertising and promotion	**(31.4)**	(37.
Other operating expenses	**(134.0)**	(149.
Operating cost before depreciation and amortisation	**(1,108.2)**	(1,306.
EBITDA	**256.7**	387.
Depreciation and amortisation	**(79.0)**	(88.
Finance cost	**(1.1)**	(0.
Gain on disposal of long-term investment shares	**—**	22.
Gain on disposal of businesses	**25.1**	-
Provision for asset impairment	**—**	(72.
Revaluation deficit	**(75.0)**	(40.
Other revenue	**8.8**	25.
Operating profit	**135.5**	233.
Net profit attributable to shareholders	**102.5**	165.
Earnings per share (HK cents)		
Basic	**6.02**	9.5
Diluted	**N/A**	9.5

For the year ended 31 December 2002, the Group's turnover and profit attributable to shareholders amounte to HK$1,364.9 million (2001: HK$1,693.7 million) and HK$102.5 million (2001: HK$165.7 million) respectively. Earnings per share was HK6.02 cents (2001: HK9.55 cents), calculated based on the weighte average of 1,704,448,053 shares in issue during the year (2001: 1,734,160,257 shares). The Company bough back (and cancelled) 173,438,400 shares in October 2002, and the number of shares in issue as at 31 Decembe 2002 were 1,560,945,596 shares.

The reported earnings of HK$102.5 million included a gain of HK$25.1 million from disposal of certai businesses and a provision of HK$75 million for deficit in revaluation of the investment properties. Excludin the investment properties revaluation deficit, the Group would report a net profit of HK$177.5 million, or a earnings per share of HK10.42 cents.

The Group's total revenue in 2002 was down 19.4% from the previous year, primarily due to the downturn i advertising revenue from the newspaper business and disposal of certain businesses. The entertainment, recreatio and education businesses were substantially ceased or disposed of in 2001 and early 2002; these operation accounted for HK$155.5 million of the Group's turnover in 2001, compared with HK$15.3 million in 2002 Excluding the turnover from the entertainment, recreation and education businesses, the Group's turnover i 2002 was down 12.3% from the previous year.

Total operating costs were down by 14.9%. Staff costs decreased by 12.7% following from headcount reduction undertaken during the year. Total headcount of the Group in December 2002 was 1,293, down from 1,570 i December 2001 due to disposal and suspension of certain businesses and magazine titles, and overall reductio of headcount. Cost of production materials and sales was down 14.3%, primarily due to lower newsprint price and usage. The average cost of newsprint for production decreased by 26.4% to HK$3,853 (US$494) per ton Rental and utilities decreased by 31.6% due to disposal of recreation club and education businesses and th closure of nine *Health Plus* stores, though this was partially offset by net increase of 11 *Daily Stop* outlets Advertising and promotion and other operating expenses decreased by 15.6% and 10.1%, respectively, due t various cost cutting measures, though offset by an increase in distribution costs related to *Jiu Jik* bein distributed in the MTR network from July 2002.

Newspaper, Magazines and Other Publications

For the year ended 31 December 2002, this division recorded revenues of HK$831.8 million, a decrease o 18%. Revenues have come under extreme pressure in these times as companies continue to reduce costs an expenses, especially in marketing and advertising areas, and the volatile and weak stock markets continue t restrict corporate and fund raising activities. Recruitment advertising is still being severely affected by th high unemployment rate in Hong Kong.

Display advertising revenue in the newspapers decreased by 9.7%, average yield also decreased slightly offse by the increase in average volume. Advertising revenue in *Classified Post* declined 35.9%, average volume wa down by some 28.6% and average yield also decreased.

The average circulation of *South China Morning Post* and *Sunday Morning Post* recorded a decline in 2002 year-on-year. Circulation for January – June 2002 of the *South China Morning Post* was 104,406 copies (January – June 2001: 110,155), and for the *Sunday Morning Post* was 90,868 copies (January – June 2001: 92,353). Circulation for July – December 2002 for the *South China Morning Post* was 104,484 copies (July – December 2001: 114,028) and for the *Sunday Morning Post* was 81,719 copies (July – December 2001: 89,204). The continuing weak economy has impacted circulation sales. Hotel and airlines subscriptions have recovered since the tragic events of September 11, but agents' subscriptions and newsstand sales have declined as Hong Kong is faced with record level of redundancies and closure of small businesses and offices. We are confident, however, that circulation sales will recover when the economy improves, as we have seen similar decline during the Asian financial crisis and subsequent recovery thereafter.

Revenues from magazines and other publications for the year ended 31 December 2002 remained stable. The operating profit was lower due to losses incurred by *CosmoGIRL!*, which was launched in September 2001.

Retailing

This division recorded revenues of HK$418.6 million, an increase of 1% year-on-year. The operating loss of HK$1.6 million was due to losses incurred in the *Health Plus* business, the *Daily Stop* operations are profitable. During the year, nine unprofitable *Health Plus* shops were closed and as at the end of 2002, 18 shops were in operation. As at the end of 2002, there were 83 *Daily Stop* outlets compared with 72 in December 2001.

Investment Properties

Rental income and EBITDA from the Group's investment properties increased due to new leases in 2002, though slightly offset by a lease expiry. Operating profit of HK$17.2 million was after adjusting for (i) a receipt of HK$15.9 million from an investment written off in prior years; and (ii) a provision of HK$75 million for diminution in value of the investment properties. HK$65 million of the provision relates to the TV City property. This property is currently leased to TVB as film studios at HK$70.6 million per annum, and the lease will expire in December 2003. The professional property valuers had valued the property on the basis of its existing use as at 31 December 2002.

The Company has received an in-principle approval from the Town Planning Board to change the land use of TV City to a "Comprehensive Development Area (2)", thus permitting a development involving principally uses for residential purposes. The Draft Clear Water Bay Peninsula North Development Permission Area Plan (the "Plan"), which indicates the zoning of the land upon which the TV City is situated, was gazetted on 22 March 2002, and was opened to public objections for a period until 22 May 2002; following which the objections have been considered by the Town Planning Board. The Plan, together with the un-withdrawn objections, has been submitted to the Chief Executive in Council for approval. In the meantime, the Company has revised the master layout plan to comply with Government's latest requirements and has submitted it to the Town Planning Board for approval, to be followed by, inter alia, submission of an application and the subsequent execution of a Land Exchange, which includes the assessment and negotiation of land premium. Based on the advice of consultants, this process is likely to take at least 18 months.

Video and Film Post-Production

This division recorded revenue of HK$19.5 million with an operating loss of HK$3.8 million. The poor performance was mainly due to reduction in documentary tape income.

Entertainment, Recreation and Education Services

The operations of this division have substantially ceased with the disposal of the recreation club and education businesses and suspension of the production operation of entertainment business. The operating profit of education business included a gain of HK$11.2 million resulting from the disposal of the business in March 2002.

Capital Expenditure

Total capital expenditure for the year ended 31 December 2002 amounted to HK$61.7 million, of which HK$12.1 million was spent on replacement items and HK$49.6 million on new capital items. Of the new capital items, HK$23.7 million was spent on partial payment for the editorial and Oracle financial systems and HK$23.6 million on final payment for the two Geoman colour presses. The remaining new capital expenditure represented investment in new *Daily Stop* outlets and computer hardware and software.

For the coming year, the Group has approved capital expenditure of approximately HK$79 million, of which HK$64.1 million is allocated for (i) replacement of the editorial, advertising and circulation systems, (ii) 15 new *Daily Stop* outlets, (iii) video-film production equipment, and (iv) computers and technology related equipment and software. The balance of HK$14.9 million is allocated for replacement items.

Liquidity and Capital Resources

Net cash provided by operating activities was HK$255.9 million for the year ended 31 December 2002, compared with net inflow of HK$587.7 million in the 18-month period ended 31 December 2001. Cash was used primarily for payment of dividends, taxation and capital expenditures.

Net cash outflow from financing activities was HK$384.8 million for the year ended 31 December 2002, compared with net outflow of HK$830.7 million in the 18-month period ended 31 December 2001. During the year, the Company repurchased a total of 173,438,400 shares. The total consideration was approximately HK$629.4 million and was funded by internal cash and HK$310 million in bank borrowings.

Cash generated from the Group's operations and the funds available from external sources are expected to be adequate to cover all cash requirements, including working capital needs and planned capital expenditure.

As at 31 December 2002, the Group had bank borrowing of HK$310 million. The bank borrowing is a Hong Kong Dollar unsecured term loan repayable within 3 years and had floating interest rate. The Group has no significant exposure to foreign exchange fluctuations.

The ratio of current assets to current liabilities was 2.07 times as at 31 December 2002 compared to 2.95 times as at 31 December 2001. As at 31 December 2002, the gearing ratio of the Group was 11.1% (2001: nil), calculated by dividing the total borrowings of HK$310 million (2001: nil) net of available cash of HK$139 million by shareholders' funds of HK$1,537.2 million.

Defined benefit plan's assets

The Group has adopted a new accounting standard, HKSSAP34 "Employee Benefits" in 2002. This standard requires the Group to recognise the surplus on its defined benefit plan as assets in its balance sheet and charge the cost of providing the defined benefit plan benefits to profit and loss accounts systematically. The defined benefit plan's assets recognised as at 31 December 2002 was HK$37.9 million (2001: HK$42.4 million) and the cost of providing the defined benefit plan benefits for the year ended 31 December 2002 was HK$4.5 million (2001: HK$2.7 million)

PROSPECTS

The continuing weak economic conditions, compounded by the geopolitical events in the Middle East, have made it extremely difficult to predict the prospects for 2003. However, over the last two years, the Group has taken measures to strengthen its core business. As we enter the centenary year of the *South China Morning Post* in these challenging times, the Group is well positioned to maximize our revenue potential and profitability when market conditions improve. Steps taken include:

- Disciplined cost control measures, which resulted in operating costs and expenses down by 15% year-on-year, and continuing efforts to contain costs and improve efficiencies;
- Leading market position of the *South China Morning Post* strengthened with improvements in quality and presentation of the paper to provide a more attractive product for both our readers and advertisers alike. Examples of changes include the opinion pages, business section and a new City section to build on the success of the Features section;
- Near completion of the major capital expenditures started some two years ago, with:
  - two new Geoman colour presses, which came into full operation in August 2002, giving us production flexibility, more colour capacity and creative possibilities for our sales team and advertisers; already reflected in the newspaper, *Classified Post, Jiu Jik* and *Classified Plus*;
  - new editorial publishing system, which will be fully implemented by October this year, giving us faster more efficient news production, enhanced design capabilities and tighter communication with remote bureaus;
  - new advertising and circulation management systems expected to be completed end of this year which will streamline operations and enhance sales functions; and
  - near completion of the digitization of 150,000 selected photos from our archives, to add to our inventory of 70,000 images. *Photo.scmp.com* launched in December 2002 has a current inventory of 160,000 images for online purchase;
- Successful completion of the 10% share buyback offer in October 2002. The Company undertook this buyback exercise as an opportunity both to capitalize on the low interest rate environment to restructure the balance sheet, to incorporate some gearing for a more efficient capital structure, and to return cash to shareholders and, enhance shareholder value by increasing earnings per share in future years. The Company is now able to make on-market share repurchases within the Hong Kong regulatory framework; and
- The Group is in a strong financial position to take advantage of any opportunities that may arise.

DIVIDEND DISTRIBUTION

The Directors recommend the payment of a final dividend distribution from the contributed surplus account of the Company of Hong Kong 4 cents per share (2001: nil) to shareholders whose names appear on the Register of Members of the Company on Friday, 23 May 2003. This final dividend distribution, together with the interim dividend distribution of Hong Kong 4 cents per share, will make a total dividend distribution of Hong Kong 8 cents per share for the year ended 31 December 2002. The proposed final dividend distribution, if approved, will be paid on Tuesday, 27 May 2003.

BOOK CLOSURE

The Register of Members of the Company will be closed from Tuesday, 20 May 2003 to Friday, 23 May 2003, both dates inclusive. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 19 May 2003 so as to qualify for the final dividend distribution.

EMPLOYEES

The Group had 1,293 employees as at 31 December 2002. The Group remunerates its employees largely based on industry practice and also adopts a share option scheme for employees with awards determined annually based upon the performance of the Group and individual employees.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company announced on 3 September 2002 a proposed conditional voluntary cash offer to be made by The Hongkong and Shanghai Banking Corporation Limited on behalf of the Company to repurchase up to 173,438,400 shares of the Company, representing approximately 10% of the total issued share capital of the Company as at that date, at an offer price of HK$3.6 per share (the "Offer"). The Offer was approved by shareholders of the Company at the Special General Meeting held on 11 October 2002. In accordance with the terms of the Offer, the Company repurchased a total of 173,438,400 shares in aggregate at the offer price of HK$3.6 per share on 30 October 2002 and the shares repurchased were cancelled on the same date. The total consideration paid by the Company for the Offer is approximately HK$624.4 million. After the repurchase and cancellation of the said 173,438,400 shares under the Offer, the number of shares of the Company in issue was reduced to 1,560,945,596.

Save as the Offer detailed above, the Company and any of its subsidiaries had not purchased, sold or redeemed any of the Company's own shares during the year.

CORPORATE GOVERNANCE

The Directors and management are committed to high standards of corporate governance which provide an important framework for the overall operations of the Group. In the opinion of the Directors, the Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the non-executive Directors have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-laws.

CORPORATE COMMUNICATIONS INVITIATIVES

Web site

The Company's web site, *scmpgroup.com*, was launched in October 2000. The site has continued to enhance the Group's corporate image and is a helpful source of information for third parties on the Group and its current activities. The web site has average pageviews of 19,492 per month in 2002.

Investor relations

Senior management hosts analysts and investors briefings twice a year, following the release of the Group's interim and final results, as occasions for the investment community to query the senior management on the Group's performance and strategy. The senior management is willing and regularly meets with institutional investors and analysts.

AUDIT COMMITTEE

The Audit Committee has been established since 1998 with written terms of reference and currently comprises two Independent non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli. Two Audit Committee meetings had been held during the year.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 24 March 2003

Detailed final results containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course. The Annual Report of the Company will be dispatched to shareholders before end of April 2003.

* *For identification purpose only*

SCMP Group Limited
SCMP集團有限公司 *
(在百慕達註冊成立之有限公司)

截至二零零二年十二月三十一日止年度之末期業績

末期業績

SCMP集團有限公司(「本公司」)董事會欣然宣佈，本公司及其集團公司(「本集團」)截至二零零二年十二月三十一日止年度之經審核綜合末期業績如下：

綜合損益表
截至二零零二年十二月三十一日止年度

	附註	截至二零零二年十二月三十一日止年度 港幣千元	(經重列)(附註1) 截至二零零一年十二月三十一日止十八個月期間 港幣千元
營業額	2	1,364,925	2,745,083
其他收益	3	8,739	44,328
員工成本	1(b)(iii)	(417,177)	(721,693)
生產原料／銷售成本		(427,582)	(749,182)
租金及設施		(97,973)	(209,798)
折舊及攤銷		(78,996)	(130,458)
廣告及宣傳		(31,465)	(48,467)
其他經營開支		(133,979)	(226,859)
		(1,178,433)	(2,042,129)
出售長期投資股份之收益		—	51,928
出售業務之收益		25,136	—
重估投資物業之虧損		(75,061)	(40,678)
資產減值撥備	4	—	(95,933)
		(49,925)	(84,683)
經營業務所得盈利		136,567	618,271
財務費用		(1,097)	(1,020)
經營盈利		135,470	617,251
應佔聯營公司盈利減虧損		4,952	10,200
應佔共同控制企業虧損		(5,624)	(15,857)
除稅前盈利		134,798	611,594
稅項	5	(28,884)	(118,363)
除稅後盈利		105,914	493,231
少數股東權益		(3,367)	(7,017)
股東應佔盈利	1(b)(iii)	102,547	486,214
股息分派	8	124,876	572,367
每股盈利	6		
基本		6.02仙	28.04仙
攤薄		不適用	28.04仙

綜合資產負債表
於二零零二年十二月三十一日

	附註	二零零二年十二月三十一日 港幣千元	(經重列)(附註1) 二零零一年十二月三十一日 港幣千元
非流動資產			
無形資產		14,130	—
固定資產		1,507,475	1,621,494
界定利益計劃之資產	1(a)	37,858	42,355
聯營公司之權益		41,875	45,900
共同控制企業之權益		9,375	11,213
長期投資股份		128,523	151,486
		1,739,236	1,872,448
流動資產			
存貨		43,172	56,981
應收款項		155,326	158,238
預付費用、按金及其他應收賬款		49,146	60,080
銀行結餘及存款		138,992	283,675
		386,636	558,974
流動負債			
應付款項及應計負債		169,533	167,594
應付稅項		1,360	8,996
預收訂閱費		16,285	12,875
		187,178	189,465
流動資產淨值		199,458	369,509
總資產減流動負債		1,938,694	2,241,957
非流動負債			
少數股東權益		8,679	10,676
無抵押計息銀行貸款		310,000	—
遞延稅項		82,770	81,206
		401,449	91,882
	1(b)(ii)	1,537,245	2,150,075

資本及儲備

4. **資產減值撥備**

	截至二零零二年十二月三十一日止年度 港幣千元	截至二零零一年十二月三十一日止十八個月期間 港幣千元
長期投資股份減值撥備	—	92,403
長期業權之土地及樓宇減值撥備	—	3,530
	—	95,933

5. **稅項**

	截至二零零二年十二月三十一日止年度 港幣千元	截至二零零一年十二月三十一日止十八個月期間 港幣千元
公司及附屬公司：		
年內／期內稅項準備	26,235	109,085
遞延稅項	1,664	5,718
	27,899	114,803
聯營公司：		
香港	—	—
其他地方	985	3,560
	985	3,560
年內／期內稅項	28,884	118,363

香港利得稅乃以年內賺取之應課稅盈利按16%(二零零一年：16%)稅率計算。本集團於其他國家經營之應課利得稅乃按當地之稅率計算。

6. **每股盈利**

每股基本盈利乃根據本年度之股東應佔盈利102,547,000港元(二零零一年：486,214,000港元)及年內已發行之股份加權平均數1,704,448,053股(二零零一年：1,733,784,078股)計算。隨著股份回購建議於二零零二年十月完成後，於二零零二年十二月三十一日，已發行股份數目為1,560,945,596股。

由於本年度並無攤薄影響，因此並無呈列每股攤薄盈利。截至二零零一年十二月三十一日止十八個月期間之每股攤薄盈利乃根據該期內之股東應佔盈利486,214,000港元及已發行之股份加權平均數1,733,784,078股，加就該期內尚未行使之購股權被視作以無代價發行之136,447股攤薄性股份計算。

7. **儲備及擬派末期股息分派**

集團	股份溢價 港幣千元	繳入盈餘 港幣千元	投資重估儲備 港幣千元	資產重估儲備 港幣千元	匯兌儲備 港幣千元	附註1(b)(i) 保留盈利／(虧損) 港幣千元	總計 港幣千元
於二零零二年一月一日	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,132,233)	1,934,282
採納會計實務準則第34號之影響 界定利益計劃之資產	—	—	—	—	—	42,355	42,355
經重列	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,089,878)	1,976,637
股份溢價減少 (附註(a))	(1,105,290)	—	—	—	—	1,105,290	—
回購股份	(5,014)	(607,034)	—	—	—	—	(612,048)
長期投資股份公平價值之變動	—	—	(23,091)	—	—	—	(23,091)
於出售時變現之重估儲備	—	—	6	—	—	—	6
綜合賬目時產生之匯兌差額	—	—	—	—	(463)	—	(463)
本年度盈利	—	—	—	—	—	102,547	102,547
二零零二年度中期股息分派	—	(62,438)	—	—	—	—	(62,438)
於二零零二年十二月三十一日 (附註(b))	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150

附註：

(a) 年內，股份溢價賬減少1,105,290,000港元，由於本公司可於採納若干新訂會計實務準則後繼續因撇銷無形資產所產生之累積虧損及於收購時產生之商譽。

(b) 截至二零零二年十二月三十一日止年度之擬派末期股息分派62,438,000港元將由本公司繳入盈餘中支付。

8. **股息**

	截至二零零二年十二月三十一日止年度 港幣千元	截至二零零一年十二月三十一日止十八個月期間 港幣千元
第一次中期股息分派每股4港仙 (二零零一年：15港仙)	62,438	260,178
第二次中期股息分派每股－零 (二零零一年：8港仙)	不適用	138,751
特別股息每股－零 (二零零一年：10港仙)	—	173,438
擬派末期股息分派每股4港仙 (二零零一年：無)	62,438	—
	124,876	572,367

管理層討論及分析

主要業務

二零零二年一月至六月，《南華早報》之平均銷售量為104,406份(二零零一年一月至六月：110,155份)，而《星期日南華早報》之平均銷售量則為90,868份(二零零一年一月至六月：92,353份)。於二零零二年七月至十二月，《南華早報》及《星期日南華早報》之平均銷售量分別為104,484份(二零零一年七月至十二月：114,028份)及81,719份(二零零一年七月至十二月：89,204份)。在經濟持續放緩下，銷售量備受影響。自九一一慘劇後，航空公司及酒店之訂購數量已見回升，惟由於香港之裁員潮再創新高，加上小型企業及辦公室紛紛結業，致令代理及報攤銷售量下降。然而，銷售量亦曾於亞洲金融風暴時出現相若跌幅並其後再度回升，故集團深信當經濟復甦，銷售量將告回升。

截至二零零二年十二月三十一日止年度，雜誌及其他刊物之收益保持穩定。經營盈利下降，乃由於二零零一年九月創刊之《CosmoGIRL!》產生虧損所致。

零售業務

該業務錄得收益418.6百萬港元，較上年度同期上升1%。錄得經營虧損1.6百萬港元，乃由於*健怡坊*業務產生虧損所致，而*地利店*業務則帶來盈利。年內，本集團已關閉九間缺乏盈利之*健怡坊*店舖，於二零零二年底，共有18間店舖。*地利店*店舖數目則由二零零一年十二月底的72間增加至於二零零二年十二月底的83間。

物業投資

本集團投資物業之租金收入及EBITDA於本年度有所增加，乃由於集團於二零零二年訂立多項新租約，抵銷其中一項租約期屆滿之影響。經營盈利17.2百萬港元，已就以下各項作出調整：(i)收回一項已於往年撇銷之投資款項15.9百萬港元；及(ii)投資物業減值撥備75百萬港元(其中65百萬港元之撥備關於電視城物業)。電視城現以年租70.6百萬港元租賃予電視廣播有限公司作為電視製作用途，有關租約將於二零零三年十二月屆滿。專業物業估值師於二零零二年十二月三十一日按現有用途基準評估該物業。

本公司已獲城市規劃委員會原則上批准將電視城之土地用途更改為「綜合發展區(2)」，並用作主要為住宅用途之發展項目。列明電視城座落位置之分區用途之「清水灣半島北發展審批地區草圖」(「該草圖」)已於二零零二年三月二十二日刊憲，並於截至二零零二年五月二十二日止期間接受公眾反對意見。城市規劃委員會已考慮有關反對意見。該草圖已連同並無撤回之反對意見一併遞交行政長官會同行政會議審批。與此同時，本公司已修訂發展藍圖，以符合政府之最新規定，並已將藍圖遞交城市規劃委員會批審，繼而提交申請及執行換地，其中包括評估及磋商土地補價。根據顧問之意見，有關過程最少需時18個月。

錄像及影片後期製作

該業務錄得收益19.5百萬港元，並錄得經營虧損為3.8百萬港元。該業務表現欠佳，主要由於專題影片收入下降所致。

娛樂、康樂及教育服務

於出售康樂會所及教育業務並停止娛樂事業運作後，該業務已大部份停止經營。教育業務之經營盈利已包括於二零零二年三月出售業務所得之收益11.2百萬港元。

資本開支

截至二零零二年十二月三十一日止年度之資本開支為61.7百萬港元，其中12.1百萬港元用於更換項目，49.6百萬港元用於新資本開支。新資本開支當中，23.7百萬港元為編輯及甲骨文財務系統之部分開支，而23.6百萬港元則為兩台彩色印刷機組之最後付款。餘下之新資本開支為*地利店*新店舖及電腦硬件與軟件之支出。

來年，本集團已批准約79百萬港元之資本開支，其中64.1百萬港元用於(i)更換編輯、廣告及發行系統；(ii)新設15間*地利店*店舖；(iii)錄像製作器材；及(iv)電腦及技術相關設備與軟件。餘下14.9百萬港元則分配用於更換項目。

流動資金及資本來源

經營業務於截至二零零二年十二月三十一日止年度現金流入淨額為255.9百萬港元，而於截至二零零一年十二月三十一日止十八個月期間則有現金流入淨額587.7百萬港元。現金主要用作支付股息、稅項及資本開支。

融資於截至二零零二年十二月三十一日止年度帶來之現金流出淨額為384.8百萬港元，而於截至二零零一年十二月三十一日止十八個月期間流出淨額則為830.7百萬港元。年內，本公司回購合共173,438,400股股份。總代價約為629.4百萬港元，以內部現金及銀行貸款310百萬港元撥付。

預期本集團業務所產生之現金及從外部資源可供動用之資金將足夠應付所有現金需求，包括營運資金需要及計劃之資本開支。

於二零零二年十二月三十一日，本集團之銀行貸款為310百萬港元。銀行貸款為無抵押有期港元貸款，須於三年內償還，並按浮動利率計息。本集團並無重大外匯波動風險。

於二零零二年十二月三十一日，流動資產對流動負債比率為2.07倍，而於二零零一年十二月三十一日則為2.95倍。於二零零二年十二月三十一日，本集團之資產負債比率為11.1%(二零零一年：無)，此比率之計算方法以總貸款310百萬港元(二零零一年：無)扣除可供動用現金139百萬港元後除以股東資金1,537.2百萬港元。

界定利益計劃資產

本集團已於二零零二年採納一項新訂會計準則－香港會計實務準則第34號「僱員福利」。此項準則規定本集團須按有關制度：在其資產負債表內確認界定利益計劃之盈餘，並自損益表內扣除提供界定利益計劃之成本。於二零零二年十二月三十一日，界定利益計劃所確認之資產為37.9百萬港元(二零零一年：42.4百萬港元)。於截至二零零二年十二月三十一日止年度，提供界定利益計劃之成本則為4.5百萬港元(二零零一年：2.7百萬港元)。

展望

經濟氣候持續不景，再加上中東地區局勢，二零零三年之前景實難以預料；然而，於過去兩年，本集團已採取措施以加強核心業務，隨著《南華早報》邁進第一百週年，本集團已作好準備，並於市況好轉時締造最高之收益潛力及盈利水平。有關措施包括：

- 嚴謹成本控制措施，令經營成本及開支較上年度同期下降15%，並繼續致力控制成本及提高效率；

	附註		
已發行股本		156,095	173,438
儲備	7	1,318,712	1,976,637
擬派末期股息分派	7	62,438	–
		1,381,150	1,976,637
		1,537,245	2,150,075

賬目附註

1. **本集團截至二零零一年十二月三十一日止十八個月期間之綜合資產負債表及損益表之重列報表**

由於本中期期間採納由香港會計師公會頒佈之新訂會計實務準則(「會計實務準則」)，若干數字因而已予重列。有關變動載列如下：

(a) *界定利益計劃之資產*

本集團就界定利益計劃作出之供款乃以獨立專業精算師定期提出之建議為依據。於採納會計實務準則第34號前，該等供款已在損益表中扣除。

自二零零二年一月一日起，本集團採納了會計實務準則第34號「僱員福利」，據此，依據精算師就退休金成本採用預計單位貸記法全面評估計劃後之意見，退休金成本在損益表中扣除，令定期成本分攤至僱員服務年期。

採納會計實務準則第34號，附有追溯力之會計政策相應有所變動，而該等變動載列如下：

於二零零一年十二月三十一日之界定利益計劃之資產為42,355,000港元，乃因計劃資產之公平價值超出注資責任之現值而產生。

綜合資產負債表之變動為：

(i) 資產淨值增加42,355,000港元。

(ii) 保留虧損減少42,355,000港元。

綜合損益表之變動為：

(iii) 員工成本減少3,421,000港元，此乃截至二零零一年十二月三十一日止十八個月期間所確認之界定利益退休金成本與上述會計政策變動後之差異。

(iv) 股東應佔盈利增加3,421,000港元。

(b) *本集團截至二零零一年十二月三十一日止十八個月期間之綜合資產負債表及損益表之重列報表概要：*

(i) *於二零零一年十二月三十一日之保留虧損*

	港幣千元
如前呈報	(1,132,233)
減： 界定利益計劃之資產	42,355
經重列	(1,089,878)

(ii) *於二零零一年十二月三十一日之資產淨值*

	港幣千元
如前呈報	2,107,720
界定利益計劃之資產	42,355
經重列	2,150,075

(iii) *截至二零零一年十二月三十一日止十八個月期間之股東應佔盈利*

	員工成本 港幣千元	股東應佔盈利 港幣千元
如前呈報	725,114	482,793
退休金支出減少	(3,421)	3,421
經重列	721,693	486,214

2. **分部資料**

本公司於本年度為投資控股公司。本集團於截至二零零二年十二月三十一日止年度之主要業務，包括出版、印刷及分銷《南華早報》、《星期日南華早報》及其他印刷及網上刊物、零售業務、錄像及影片後期製作、教育服務及持有物業作租賃用途。

本集團於本年度之營業額及經營盈利分析如下：

	營業額		經營盈利	
				(經重列)
	截至 二零零二年 十二月三十一日 止年度 港幣千元	截至 二零零一年 十二月三十一日 止十八個月期間 港幣千元	截至 二零零二年 十二月三十一日 止年度 港幣千元	截至 二零零一年 十二月三十一日 止十八個月期間 港幣千元
報章、雜誌及其他刊物	831,775	1,722,925	109,750	535,894
零售	418,641	610,408	(1,609)	(1,272)
物業投資 *(附註(a))*	79,747	116,856	17,197	62,081
錄像及影片後期製作	19,493	47,803	(3,761)	4,250
娛樂、康樂及教育服務*(附註(b))*	15,269	247,091	13,893	16,298
總計	1,364,925	2,745,083	135,470	617,251

附註：

(a) 該經營盈利內，包括一項於以往年度已撤銷之投資所取回之15.9百萬港元及於二零零二年十二月三十一日重估投資物業之虧絀撥備75百萬港元。

(b) 本集團分別於二零零一年十二月及二零零二年三月出售其康樂會所及教育之業務，並於二零零一年十月停止娛樂業務之運作。出售教育業務之收益為11.2百萬港元乃包括在經營盈利內。

3. **其他收益**

	截至二零零二年 十二月三十一日 止年度 港幣千元	截至二零零一年 十二月三十一日 止十八個月期間 港幣千元
上市證券投資之股息收入	2,462	4,449
利息收入	4,958	36,488
其他	1,319	3,391
總計	8,739	44,328

本公司為投資控股公司，本集團於年內之主要業務，包括出版、印刷及分銷《南華早報》、《星期日南華早報》及其他印刷及網上刊物。本集團亦透過其附屬公司從事零售業務、錄像及影片後期製作、提供教育服務及持有物業作投資用途。

業務回顧

為方便瞭解本集團之業績表現，如下之比較數字乃涵蓋截至二零零二年及二零零一年十二月三十一日止十二個月期間所呈列。

- 總營業額：1,364.9百萬港元
- 股東應佔盈利：102.5百萬港元
- 重估物業虧絀前盈利：177.5百萬港元
- 每股盈利：6.02港仙
- 重估物業虧絀前每股盈利：10.42港仙
- 未計利息、税項、折舊及攤銷之盈利：256.7百萬港元
- 未計利息、税項、折舊及攤銷之邊際盈利：18.8%

本集團於截至二零零二年及二零零一年十二月三十一日止年度之綜合經營業績如下：

(港幣百萬元，每股之金額除外)	截至二零零二年止年度	(經重列) 截至二零零一年止年度
營業額	1,364.9	1,693.7
員工成本	(417.2)	(477.7)
生產原料／銷售成本	(427.6)	(499.0)
租金及設施	(98.0)	(143.3)
廣告及宣傳	(31.4)	(37.2)
其他經營開支	(134.0)	(149.1)
經營成本(未計折舊及攤銷)	(1,108.2)	(1,306.3)
未計利息、税項、折舊及攤銷之盈利	256.7	387.4
折舊及攤銷	(79.0)	(88.1)
財務費用	(1.1)	(0.6)
出售長期投資股份之收益	–	22.8
出售業務之收益	25.1	–
資產減值撥備	–	(72.5)
重估物業之虧絀	(75.0)	(40.7)
其他收益	8.8	25.3
經營盈利	135.5	233.6
股東應佔盈利	102.5	165.7
每股盈利(港仙) 基本	6.02	9.55
攤薄	不適用	9.55

於截至二零零二年十二月三十一日止年度，本集團之營業額為1,364.9百萬港元(二零零一年：1,693.7百萬港元)及股東應佔盈利為102.5百萬港元(二零零一年：165.7百萬港元)。每股盈利為6.02港仙(二零零一年：9.55港仙)，乃按年內已發行之股份加權平均數1,704,448,053股(二零零一年：1,734,160,257股)計算。本公司於二零零二年十月回購(並註銷)173,438,400股股份，而於二零零二年十二月三十一日之已發行股份數目為1,560,945,596股。

錄得之盈利102.5百萬港元中包括出售若干業務所得之收益25.1百萬港元及投資物業重估虧絀撥備75百萬港元。撇除投資物業重估虧絀，本集團錄得盈利為177.5百萬港元，或每股盈利為10.42港仙。

本集團二零零二年度之總營業額較去年下跌19.4%，主要由於來自報章業務之廣告營業額減少，與及集團出售了若干業務所致。娛樂、康樂及教育業務已於二零零一年及二零零二年初大部份停止經營或出售；該等業務佔本集團於二零零一年之營業額為155.5百萬港元，於二零零二年則為15.3百萬港元。若不計算娛樂、康樂及教育業務之營業額，本集團於二零零二年之營業額較上年度下跌12.3%。

總經營成本減少14.9%。隨著年內縮減人手，員工成本下降12.7%。本集團之員工總數由二零零一年十二月之1,570人減至二零零二年十二月之1,293人，乃因集團出售若干業務、暫停出版若干雜誌及整體員工人數下降所致。生產原料及銷售成本下跌14.3%，主要由於新聞紙價格及消耗量下降所致。新聞紙之平均成本下跌26.4%，為每公噸3,853港元(494美元)。租金及設施減少31.6%，乃因集團出售康樂會所及教育業務，以及關閉九間*健怡坊*店舖所致，縱然淨增加之11間*地利店*店舖抵銷部份之減幅。由於實施各項削減成本措施，雖然與自二零零二年七月起在地鐵沿線網絡派發之《*招職*》之派送成本增加，廣告及宣傳及其他經營開支分別下跌15.6%及10.1%。

報章、雜誌及其他刊物

截至二零零二年十二月三十一日止年度，該業務錄得營業額831.8百萬港元，跌幅為18%，年內，由於客戶持續減省其市場推廣及廣告方面之開支，加上股市表現疲弱及波動，導致難以進行企業及集資活動，因此該業務之收益備受嚴峻壓力。在香港失業率高企下，招聘廣告持續受到沉重沖擊。

報章商業廣告收入下跌9.7%，平均收益微跌，而廣告量則有所上升，《*Classified Post*》之廣告收入下跌35.9%，平均廣告量減少28.6%，而平均收益亦見下降。

《*南華早報*》及《*星期日南華早報*》於二零零二年之平均銷售量較上年度同期下跌；於

- 《*南華早報*》雄踞市場翹楚地位，且傾力提升報紙質素及版頁設計，藉以更吸引讀者及廣告商。舉例而言，改動包括「意見版」、「財經新聞版」及乘著「特寫版」之成功，推出全新「都市生活版」。
- 約於兩年前展開的主要資本支出計劃已接近完成，計劃包括：
  - 兩台全新Geoman彩色印刷機組於二零零二年八月全面啟用，因而令生產更添靈活，亦提高了本集團的銷售隊伍及廣告客戶之色彩選擇及創作潛力，此點足見於本報、《*Classified Post*》、《*招職*》及《*Classified Plus*》；
  - 全新編輯出版系統將於今年十月全面實施，讓本集團能更快速並更有效地處理新聞編輯出版、提升設計能力，並加強與海外辦事處之聯繫；
  - 全新廣告及發行管理系統預期將於本年底完成，新系統可助精簡營運及加強銷售工作；及
  - 本集團資料庫內存之150,000張經挑選圖片快將完成數碼化，令現有70,000張圖片之圖片庫更形充實。*Photo.scmp.com*於二零零二年十二月推出，現時提供160,000張圖片以供網上選購；
- 本公司已於二零零二年十月成功完成回購建議10%股份。公司進行此項回購活動，從而為股東回饋現金，更冀望藉此在低息環境下重組資產，以提高資本結構效率、未來之每股盈利及股東價值。本公司現可於遵守香港規管架構下在市場回購股份；及
- 本集團之財政狀況穩健，足能抓緊可能出現之任何商機。

股息分派

董事建議從繳入盈餘賬中派發末期股息分派每股4港仙(二零零一年：無)予於二零零三年五月二十三日(星期五)名列本公司股東名冊之股東。截至二零零二年十二月三十一日止年度之總股息，即該末期股息分派，加上中期股息分派每股4港仙，相當於每股8港仙。擬派末期股息分派如獲批准，將於二零零三年五月二十七日(星期二)派發。

暫停股票過戶登記

本公司將由二零零三年五月二十日(星期二)至二零零三年五月二十三日(星期五)，包括首尾兩天，暫停辦理股票過戶登記手續。為確保符合資格收取末期股息分派，所有過戶文件連同有關股票，必須於二零零三年五月十九日(星期一)下午四時前送達香港皇后大道東183號合和中心19樓本公司香港股票過戶分處香港中央證券登記有限公司，辦理過戶登記手續。

僱員

本集團於二零零二年十二月三十一日僱用1,293名員工。本集團員工之薪酬大致上按照行業慣例釐定，並採納一項僱員購股權計劃，根據本集團之業績及員工個別之工作表現每年授出購股權。

購買、出售及回贖本公司股份

本公司於二零零二年九月三日宣佈由香港上海匯豐銀行有限公司代表本公司提出一項有條件自願性現金回購建議，藉此按回購價每股3.6港元，回購本公司股份最多達173,438,400股，佔本公司於該日之全部已發行股本約10%(「回購建議」)。本公司股東已於二零零二年十月十一日舉行之股東特別大會上批准回購建議。根據回購建議之條款，本公司已於二零零二年十月三十日按每股3.6港元回購總數173,438,400股股份，而所回購之股份已於同日註銷。本公司就回購建議所付之總代價約為624.4百萬港元。於回購及註銷上述173,438,400股股份後，本公司之已發行股份數目減少至1,560,945,596股。

除上述回購建議外，年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何股份。

公司管治

董事及管理層致力達致高質素之公司管治水平，為本集團整體業務提供重要架構。本公司之董事認為，除有關非執行董事並無固定任期(惟須根據本公司之公司細則輪值告退及重選)外，本公司於本年內均一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

企業傳訊新動向

網站

本公司之網站*scmpgroup.com*於二零零零年十月推出。該網站不斷提升本集團之企業形象，為用者提供本集團及其業務之最佳資料來源。該網站於二零零二年錄得每月達19,492平均瀏覽頁次。

與投資者之關係

高級管理層每年均與分析員及投資者舉行兩次招待會，分別在發表本集團之中期及末期業績後舉行，提供渠道予投資界向高級管理層查詢有關本集團之業績及策略事宜。高級管理層樂意及經常與機構投資者及分析員會面。

審核委員會

審核委員會自一九九八年成立，訂有書面職權範圍，現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生。年內，審核委員會已舉行兩次會議。

代表董事會
主席
郭孔演

香港，二零零三年三月二十四日

載有香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16第45(1)至45(3)段規定之所有資料之末期業績詳情將於適當時候在聯交所網站刊登。本公司之年報將於二零零三年四月底前寄發予股東。

* *僅供識別*

25 March 2003

South China Morning Post

Business B5

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

Annual General Meeting

Notice is hereby given that an Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 26 May 2003 at 11:00 a.m. to transact the following ordinary businesses:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2002;
2. To approve the payment of a final dividend distribution from the contributed surplus account;
3. To re-elect retiring Directors and authorise the Board to fix Directors' fee;
4. To re-appoint Auditors and authorise the Directors to fix their remuneration;

and by way of special business to consider and if thought fit, pass the following resolutions as ordinary resolutions:

5. To give a general mandate to the Directors to issue and allot shares;
6. To give a general mandate to the Directors to repurchase shares; and
7. To give a general mandate to the Directors to add repurchased shares to the share issue general mandate.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 24 March 2003

NOTES:

(1) This is a summary of the full text of the Notice of Annual General Meeting. The full text of the Notice will be contained in a Circular to shareholders giving information about the businesses to be conducted at the Meeting. The Circular will be despatched to shareholders together with the Annual Report of the Company for the year ended 31 December 2002 before end of April 2003.

(2) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not also be a member.

(3) Forms of proxy must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong not later than 11:00 a.m. on Saturday, 24 May 2003. Completion and return of the form of proxy will not preclude a member from attending and voting in person.

(4) The Register of Members will be closed from Tuesday, 20 May 2003 to Friday, 23 May 2003, both dates inclusive, during which period no transfer of shares of the Company will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 19 May 2003 so as to qualify for attending the Annual General Meeting.

* *For identification purpose only*

25 March 2003

Ming Pao

A18

SCMP Group Limited

SCMP集團有限公司*

（在百慕達註冊成立之有限公司）

股東週年大會

茲通告SCMP集團有限公司股東週年大會謹訂於二零零三年五月二十六日（星期一）上午十一時正，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行，以處理下列一般事項：

1. 省覽截至二零零二年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告；
2. 通過從繳入盈餘賬中派發末期股息分派；
3. 重新選舉任期屆滿之董事，並授權董事釐訂董事酬金；
4. 重新委聘核數師，並授權董事釐訂其酬金；

及作為特別事項，考慮並酌情通過下列決議案為普通決議案：

5. 給予董事一般性授權以增發股份；
6. 給予董事一般性授權以購回股份；及
7. 給予董事一般性授權使增發股份之授權可加上購回股份之數額。

承董事會命
公司秘書
梁慧寶

香港，二零零三年三月二十四日

附註：

(1) 此乃股東週年大會通告全文之摘要。通告全文將刊載於一份予股東之通函。該通函載列股東週年大會將處理事項之詳情，並將於二零零三年四月底前連同本公司截至二零零二年十二月三十一日止年度之年報寄發予股東。

(2) 凡有權出席及在上述大會投票之股東可委派一位或多位代表出席及投票，代表人無須為本公司股東。

(3) 代表委託書須於二零零三年五月二十四日（星期六）上午十一時前送達香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席及投票。

(4) 本公司將由二零零三年五月二十日（星期二）至二零零三年五月二十三日（星期五），首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保可出席股東週年大會，所有過戶文件連同有關股票必須於二零零三年五月十九日（星期一）下午四時前送達本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓，辦理過戶登記手續。

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